AAA BEST CAR RENTAL INC.

351 E 16th Street,
Paterson, NJ 07524
(973) 851-6863

December 1, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

Re: AAA Best Car Rental Inc.

Registration Statement on Form S-1

Filed October 26, 2010

Filing No. 333-170128

Dear: Donald Field

In response to your letter dated November 22, 2010 which included comments regarding our Registration Statement on Form S-1 filed October 26, 2010, we have prepared the following responses:

Registration Statement Cover Page

1. Please provide an explanation for the reference to Rule 457(a) of the Securities Act of 1933 in footnote to the “Calculation of Registration Fee” table.

We have added the following explanation:

According to Rule 457 (a), if a filing fee based on a bona fide estimate of the maximum offering price, computed in accordance with this rule where applicable, has been paid, no additional filing fee shall be required as a result of changes in the proposed offering price. If the number of shares or other units of securities, or the principal amount of debt securities to be offered is increased by an amendment filed prior to the effective date of the registration statement, an additional filing fee, computed on the basis of the offering price of the additional securities, shall be paid. There will be no refund once the statement is filed.

Prospectus Cover Page

2. We note that your disclosure that the “offering shell terminate on the earlier of (i) the date when AAA best car rental Inc. decides to do so or (ii) when the offering its fully scribed  for.” Please revise the time limit of your offering period to comply with the limitation set forth in Rule 415(a)(2) of the Securities Act of 1933. Please also revise to clarify whether or not there may be extensions to the offering period. If there may be extension to the offering to revise to state the duration of such extension. Refer to the item 501 (b)(8)(iii) of Regulation S-K. Please also revise the Duration of the Offering section on the page 5 accordingly.

We have revised our statement on the Prospectus Cover Page as follows:

The shares will be offered at a fixed price of $.01 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the AAA Best Car Rentals Inc. decides to do so, or (ii) when the offering is fully subscribed for. We may, at our discretion, extend the offer up to an additional two (2) years from the date this offering is declared effective.

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We have also revised our statement on page 5 as follows:

The shares will be offered for a period of one hundred and eighty (180) days from the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the sale of all 5,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 5,000,000 shares registered under the Registration Statement of which this Prospectus is part. The Company may extend the offer up to an additional two (2) years from the date this offering is declared effective. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering.

Prospectus Summary, page 5

3. Please revise to disclose the number of cars that you plan on renting.

We have disclosed the number of cars that we plan on renting:

In the 12 month period following the effectiveness of this registration statement by the Securities and Exchange Commission we plan on renting four to twelve cars. As of December 1, 2010 we have purchased one car.

4. Please disclose the price points at which your rental cars will be offered at so that investors may better evaluate your business plan. Also disclose, if true that your sole source of revenue from operation will be the car rental fees.

We have disclosed the price points at which your rental cars will be offered and disclosed that uur sole source of revenue from operating will be the car rental fees and insurance resale:

AAA Best Car Rental Inc. started operations in the car rental business on April 30, 2010. We plan to offer used domestic cars for rent to our clients such as Ford Taurus, Ford Focus , Buick Le Sabre , Chrysler Sebring, Chevrolet Impala, Chevrolet Lumina, Chevrolet Malibu, Chrysler Neon. We expect to rent our cars on average for $15-$20 per day. In addition, we plan to resell insurance for our customer with $3 mark up per car per day. Our sole source of revenue from operating will be the car rental fees and insurance resale.

5. We note disclosure on page 5 which states that you intend to use net proceeds from the offering to develop your business operation. However, elsewhere you state that you may be required to raise substantial additional funding to implement your plan of operation. Please revise the resolve the inconsistencies in the disclosure and quantify the amounts needed to implement your plan of operation. Disclose your monthly “burn rate” and the month you will run out of funds without additional capital. Please also revise the risk factor on each of pages 6 and 7 and your Plan of Operation section on page 13 accordingly.

We have revised the inconsistencies and added to clarify that:

To implement our plan of operations we require a minimum of $21,500 as described in our Plan of Operations. Our monthly burn rate is approximately $1,790.  The month on which we will run out of funds will depend on the amount of funds we raise in this offering. For example if we raise $20,000, we will run out of funds on the 11th month ($20,000/$1790).

6. Revise to disclose the amount of funds that you will need for next twelve months to commence and operate your business.

We have disclosed the amount of funds that we will need for next twelve months to commence and operate your business:

To implement our plan of operations we require a minimum of $21,500 as described in our Plan of Operations.

7. Please reconcile your disclosure that you have entered into referral agreement with three body repair shops with your disclosure on page 17 which details executed agreements with only two body repair shops. Please also revise results of Operation section on page 15 accordingly.

We have revised our disclosure that we executed agreements with only two body repairs shops. Also, we have revised results of Operation section on page 15.

The Offering, page 5

8. Please revise to state that subscriptions once accepted by you are irrevocable.

We have revised to state that subscriptions once accepted by us are irrevocable:

Subscriptions	All subscriptions once accepted by us are irrevocable.

 Risk Factors, page 6

9. We note your disclosure on page 15 that ”the current funds available to the Company will not be sufficient to continue maintaining a reporting status”. Revise to include a risk factor to discuss your expectations about becoming a delinquent filer on a going forward basis including, but not limited to, the effects of such status on your ability to list on the Over-the-Counter Bulletin Board and investors ability to receive current information about you, including financial statements, otherwise required by Section 15(d) of the Securities Exchange Act of 1934.

The Company has previously disclosed the issues raised in this comment no. 9 in the second to last risk factor on page 10.  Accordingly, the Company will not be adding a new risk factor on the basis that it would be redundant to do so.

10. Revise to include a risk factor to discuss, to the extend material, the recent economic conditions and what impact these current market conditions may have on your ability to start a car rental business and obtain financing.

We have included the following risk factor:

THE EFFECT OF THE RECENT ECONOMIC CRISIS MAY IMPACT OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITIONS.

The recent global crisis has caused disruption and extreme volatility in global financial markets and increased rates of default and bankruptcy, and has impacted levels of consumer spending. These macroeconomic developments may affect our business, operating results or financial condition in a number of ways. For example, our potential customers may never start spending with us, may have difficulty paying us or may delay paying us for previously purchased services. A slow or uneven pace of economic recovery would negatively affect our ability to start a car rental business and obtain financing.

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11. Revise to include a risk factor to disclose that additional issuances of common stock may be necessary as part of the implementation of your plan of operation which would result in dilution to existing shareholders.

We have included the following risk factor:

ANY ADDITIONAL FUNDING WE ARRANGE THROUGH THE SALE OF OUR COMMON STOCK WILL RESULT IN DILUTION TO EXISTING SHAREHOLDERS.

We must raise additional capital in order for our business plan to succeed.  Our most likely source of additional capital will be through the sale of additional shares of common stock. Such stock issuances will cause stockholders' interests in our company to be diluted.  Such dilution will negatively affect the value of an investor's shares.

 We are development stage company and have commenced limited operations, page 6

12. Revise to quantify the amount of “significant losses” that you expect to incur in the foreseeable future or alternatively quantify your expected monthly “burn rate”.

We have revised to quantify your expected monthly “burn rate”.

We have yet to earn revenue, page 7

13. Please reconcile the disclosure that your future is dependent upon your ability to profitability operate your “acquisition development and management of real and intangible property and the provision of expertise “with the disclosure on page 5 that you propose to be engaged in the car rental business.

We reconcile the disclosure as follows:

We have accrued net losses of $133 for the period from our inception on April 30, 2010 to the year ended July 31, 2010, and have no revenues as of this date. Our future is dependent upon our ability to obtain financing and upon future profitable operations in the car rental business Further, the finances required to fully develop our plan cannot be predicted with any certainty and may exceed any estimates we set forth. These factors raise substantial doubt that we will be able to continue as a going concern M&K CPAS, PLLC our independent registered public accounting firm, has expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant’s comments when determining if an investment in AAA Best Car Rental Inc. is suitable.

14. In the third paragraph, please clarify the meaning of the phrase “development program” and how such program relates to your proposed car rental business. Please also revise your Liquidity and Capital Resources section, specifically the sixth paragraph on page 16 accordingly.

We have revised this paragraph as follows:

If we are successful in raising the funds from this offering, we plan to start our operations. We cannot provide investors with any assurance that we will be able to raise sufficient funds to start our operations. We plan to raise additional funding to continue our operations by way of a private debt or equity financing, but have not commenced any activities to raise such funds and have no current plans on how to raise such funds.

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We have also revised our Liquidity and Capital Resources section, in the sixth paragraph on page 16 accordingly:

Management believes that if subsequent private offerings of our equity or debt securities generate sufficient funds so that we can start our operations, we will likely generate revenue in the fall of 2012. However, such additional equity or debt financing may not be available to us on acceptable terms or at all, and thus we could fail to satisfy our future cash requirements.

Our President, Mr. Gupta does not have any prior experience, page 9

15. Please revise to clarify that the best efforts offering does not require a minimum amount to be raised and investors may lose their entire investment if the offering does not raise enough funds to commence and sustain your business.

We have revised this risk factor as follows:

OUR PRESIDENT, MR. GUPTA DOES NOT HAVE ANY PRIOR EXPERIENCE CONDUCTING A BEST-EFFORT OFFERING, AND OUR BEST EFFORT OFFERING DOES NOT REQUIRE A MIMIMUM AMOUNT TO BE RAISED. AS A RESULT OF THIS WE MAY NOT BE ABLE TO RAISE ENOUGH FUNDS TO COMMENCE AND SUSTAIN OUR BUSINESS AND INVESTORS MAY LOSE THEIR ENTIRE INVESTMENT.

Mr. Gupta does not have any experience conducting a best-effort offering. Consequently, we may not be able to raise any funds successfully. Also, the best effort offering does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our business will suffer and your investment may be materially adversely affected. Our inability to successfully conduct a best-effort offering could be the basis of your losing your entire investment in us.

We will incur our ongoing costs and expenses for SEC reporting, page 10

16. Please quantify the anticipated costs of being a public company.

We have quantified the anticipated costs of being a public company:

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE. WITHOUT REVENUE WE MAY NOT BE ABLE TO REMAIN IN COMPLIANCE, MAKING IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES, IF AT ALL.

Our business plan allows for the payment of the estimated $9,000 cost of this registration statement to be paid from existing cash on hand.  If necessary, Suresh Gupta, our Chairman, has verbally agreed to loan the company funds to complete the registration process. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. The costs associated with being a publicly traded company in the next 12 month will be approximately $9,000. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

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We have no experience as public company, page 10

17. Revise to disclose that your executive officers and directors have no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.

We have revised this risk factor as follows:

OUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE MANAGING A PUBLIC COMPANY WHICH IS REQUIRED TO ESTABLISH AND MAINTAIN DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING.

We have never operated as a public company. Suresh Gupta, our sole officer and director has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

Use of proceeds, page 11

18. We note your disclosure that if necessary your sole director and officer has “verbally agreed to loan the company funds to complete the registration process”. Please clarify, as you have disclosed on page 21, that such loan will not be repaid out of the offering proceeds. Also, explain the circumstances under which these loans would be necessary.

We have clarified as follows:

The above figures represent only estimated costs.  We will establish a separate bank account and all proceeds will be deposited into that account.  If necessary, Suresh Gupta, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process. Also, these loans would be necessary if the proceeds from this offering will not be sufficient to implement our business plan and maintain reporting status and quotation on the OTC Electronic Bulletin Board. Mr. Gupta will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Gupta. Mr. Gupta will be repaid from revenues of operations if and when we generate revenues to pay the obligation.

19. We note disclosure on page 10 and 11 which states that legal and professional fees for reporting compliance will be $9,000. However, on page 15 you state that the cost of being a reporting public company for next twelve months will be approximately $10,000. Please reconcile or advise.

We have reconciled our disclosure on page 15.

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Dilution, page 11

20. Please add an additional table that details the effect on existing shareholders if 50% of the shares sold.

We have added the following table:

Existing Stockholders if 50% of Shares are Sold:

Price per share	$0.001
Net tangible book value per share before offering	$0.001
Potential gain to existing shareholders	$16,000
Net tangible book value per share after offering	$0.0026
Increase to present stockholders in net tangible book value per share
after offering	$0.0016
Capital contributions	$8,000
Number of shares outstanding before the offering	8,000,000
Number of shares after offering assuming the sale of 50% of shares	10,500,000
Percentage of ownership after offering	76.2%

21. Please revise the “50% of Share Sold” table to ensure that individual amounts, specifically the “Dilution per share” amount, are correct.

We have revised the table and changed the “Dilution per share” amount from 0.0084 to 0.0074

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

22. We note your disclosure on page 15 that you will need to raise additional funds to precede with “all phases” of your plan of operation and on page 16 that you do not anticipate generating revenue until the fall of 2012. Please revise to include a more detailed plan of operation to include specific information about the timelines and the associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

We have revised to include a more detailed plan of operation so that an investor can get a clearer understanding of how and when we expect to reach revenue generation.

Liquidity and Capital Resources, page 15

23. We note your disclosure that this offering will only meet a “small part” of the cash needed to implement your business plan and that you will need to raise” the necessary funds to proceed with all phases” of your plan of operation. However, disclosure throughout the registration statement and in your Use of Proceeds section appear to indicate that net proceeds will be used to implement your business plans. Given your cash position at July 31, 2010, please revise to quantify your expected near term and long term financing requirements which are necessary to implement you business plan and the timing of such demands.

We have revised this section to clarify the following:

We are attempting to raise funds to proceed with our plan of operation. Our current cash on hand as of July 31 should be enough to satisfy our short term financial requirement. To proceed with our operations, we need a minimum of $21,500, which is our long term financial requirement. We cannot guarantee that we will be able to sell all the shares required to satisfy our long term financial requirement. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus.  We will attempt to raise at least the minimum funds necessary to proceed with our plan of operation.

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24. We note your disclosure that “the current funds available to the Company will not be sufficient to continue maintaining a reporting status. As a public reporting company, you will be obligated to satisfy your reporting obligations under Section 15(d) of the Securities Exchange Act of 1934. Please tell us the rationale for such statement.

We have revised to clarify:

As of the date of this registration statement, the current funds available to the Company should be sufficient to continue maintaining our reporting status until we raise funds from this offering.  In case raising funds will take longer than planned, or our  short term expenses exceed our expectations, the company’s sole officer and director, Suresh Gupta, has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan until minimum required proceeds are obtained by the Company. However, there is no contract in place or written agreement securing this agreement. Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company. As such, your investment previously made may be lost in its entirety.

25. We note your disclosure throughout the registration statement, e.g. the Prospectus Cover Page and Risk Factors, that you intend to apply for quotation on Over-the-Counter Bulletin Board. Please reconcile such disclosure with your expectations about becoming a delinquent filer and the resulting ineligibly to apply for quotation on Over-the-Counter Bulletin Board.

We have reconciled our disclosure to clarify:

To be eligible for quotation, issuers must remain current in their quarterly and annual filings with the SEC.  If we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTC Bulletin Board.

Description of Business, page 17

26. Please revise the Business section to clearly describe your business at the time of effectiveness so that investors may evaluate your business plan. We note disclosure on page 13 which states that you plan to purchase four to twelve additional used cars. We further note disclosure in Note 7 to the financial statements that you purchased one car in October 2010. Please revise to disclose the number of cars that you currently own and describe how many cars you intend to purchase and rent. Also disclose any other revenue streams that you intend on offering so that investors may better evaluate your business plan.

We have included the following disclosure:

As of December 1, 2010 we have purchased one car. According to our plan of operation, we plan to purchase four to twelve additional used cars to be used to rent to our customers. Our revenue source will be from renting our cars to potential customer and from reselling insurance.

27. Please revise to quantify the portion of time that your sole director and officer expects to devote to you on going forward basis.

We have revised the statement to quantify that our sole officer and director expects to devote approximately twenty hours per week to us on going forward basis.

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Revenue and Costs, page 18

28. We note that you have allocated $20 per car toward advertising costs. Please provide a detailed discussion of your advertising strategy and related cost estimates.

We have provided the following detailed discussion of our advertising strategy and costs:

Yellow Pages: We plan to purchase internet listing from yellowpages.com with detailed business information and link to our website. This advertising plan costs $36 per month.

The Record and Herald News: We plan to place newspaper adds monthly for the cost of $42 per month

Internet: We plan to advertise on the following websites: Facebook, Twitter, Lindedin, and Yahoo Local (local.yahoo.com). This advertising is free. Our budget for advertising will vary with the size of our business.  As our business expands, we will purchase more expensive advertising listing (with more advertising features) from Yellow Pages and place ads in additional newspapers. Our advertising budget is estimated at $20 per car, per month.

Insurance, page 18

29. We note your disclosure that you do not maintain any insurance and you do not intend to maintain insurance in the future related to your car rental business. Please reconcile this disclosure with your disclosure in the Revenue and Costs section on page 18 which details a $50 per month per car insurance cost. If you do not maintain insurance and do not intend to maintain insurance in the future, please add a risk factor discussing your absence of insurance, the anticipated absence of insurance in the future, and any associated risks related thereto.

We have reconciled this disclosure with our disclosure in the Revenue and Costs section on page 18. We have also added a risk factor discussing our absence of insurance:

WE DO NOT MAINTAIN ANY BUSINESS INSURANCE AND DO NOT INTEND TO MAINTAIN BUSINESS INSURANCE IN THE FUTURE.

We do not maintain any business insurance other than insuring our rental cars. We do not intend to maintain business insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.

Government Regulation, page 19

30. We note your disclosure that you will be subject to government regulation related to “the construction and operation of any facility in any jurisdiction “in which you conduct activities. Please reconcile such disclosure with your plan of operation to be engaged in car rental business.

We have reconciled this disclosure as follows:

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the car rental business in any jurisdiction which we would conduct activities.

Directors, Executive Officers, Promoters and Control Persons, page 19

Significant Employees, page 20

31. Please clarify your sole director and officer’s status as an independent contractor and explain in detail how arrangement is memorialized.

We have deleted this statement. We have the following statement on page 18:

Employees; Identification of Certain Significant Employees.

We have no employees other than our sole officer and director, Suresh Gupta who currently devotes approximately twenty hours per week to company matters. We intend to hire employees on an as needed basis.

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Executive Compensation, page 20

Management Compensation, page 20

32. Please reconcile the language in the introductory paragraph to the “Summary Compensation” table which states that the following table sets forth certain information regarding the period from inception on April 30, 2010 until October 25, 2010 and the information in the table which reflects information from April 30, 2010 to July 31, 2010.

We have changed the information in the table.

Certain relationships and Related Transactions, page 21

33. Revise to include disclosure related to any arrangements between you and S & Sam Auto, a private company owned by Suresh Gupta .We note, for example, the verbal referral fee agreement and the $20 per car per month parking space arrangement.

We have included the following disclosure:

We have verbal referral fee agreements with S & Sam auto body shop of Lodi, NJ, a private company owned by Suresh Gupta, whereby the body shop will refer its customers to us in return of 10% referral fee commission. S & Sam auto has also agreed to provide parking space for our rental cars at a rate of $20 per car per month.

Security Ownership of Certain Beneficial Owners and Management, page 21

34. Revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

We have revised to provide the required information as of the most recent practicable date.

Description of Securities, page 23

35. Revise to add the information required by Item 201(a)(2) of Regulation S-K or advise.

We have added the following information:

PREFERRED STOCK

We do not have an authorized class of preferred stock.

SHARE PURCHASE WARRANTS

We have not issued and do not have any outstanding warrants to purchase shares of our common stock.

OPTIONS

We have not issued and do not have any outstanding options to purchase shares of our common stock.

CONVERTIBLE SECURITIES

We have not issued and do not have any outstanding securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

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Legal Matters, page 23, Interests of Named Experts and Counsel, and Experts, page 24

36. It appears that the “Legal Matters“ and “Interests of Named Experts and Counsel” sections are duplicates of each other and that the disclosure required by Item 509 of Regulation S-K is provided in the “Interests of Named Experts and Counsel” and “Experts” sections. Please reconcile or revise.

We have deleted the “Legal Matters” paragraph on page 23

Item 16.Exhibits, page 37

37. We note that you have referenced a Subscription Agreement on page 7. Please file the form of Subscription Agreement as a material contract.

We have filed a Subscription Agreement as Exhibit to Amendment #1 to S-1 Registration Statement.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Suresh Gupta

Suresh Gupta, President

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